Exhibit 11
Pinnacle Entertainment, Inc.
Computation of Earnings Per Share

	For the three months ended September 30,
	Basic		Diluted (a)
	2008	2007	2008	2007
	(in thousands, except per share data)
Average number of common shares outstanding	59,972	59,780	59,972	59,780
Average common shares due to assumed conversion of stock options	—	—	—	1,218

Total shares	59,972	59,780	59,972	60,998

Income (loss) from continuing operations	$(8,283)	$5,795	$(8,283)	$5,795
Income (loss) from discontinued operations, net	(3,561)	(816)	(3,561)	(816)

Net income	$(11,844)	$4,979	$(11,844)	$4,979

Per share data:
Income (loss) from continuing operations	$(0.14)	$0.10	$(0.14)	$0.10
Income (loss) from discontinued operations, net	(0.06)	(0.02)	(0.06)	(0.02)

Net income per share	$(0.20)	$0.08	$(0.20)	$0.08

	For the nine months ended September 30,
	Basic		Diluted (a)
	2008	2007	2008	2007
	(in thousands, except per share data)
Average number of common shares outstanding	59,961	59,008	59,961	59,008
Average common shares due to assumed conversion of stock options	—	—	—	1,469

Total shares	59,961	59,008	59,961	60,477

Income (loss) from continuing operations	$(72,414)	$18,048	$(72,414)	$18,048
Income (loss) from discontinued operations, net	47,514	(258)	47,514	(258)

Net income	$(24,900)	$17,790	$(24,900)	$17,790

Per share data:
Income (loss) from continuing operations	$(1.21)	$0.31	$(1.21)	$0.30
Income (loss) from discontinued operations, net	0.79	(0.01)	0.79	(0.01)

Net income per share	$(0.42)	$0.30	$(0.42)	$0.29

(a)	When the computed diluted values are antidilutive, the basic per share values are presented on the face of the Condensed Consolidated Income Statements (Unaudited).